Filed Pursuant to Rule 424(b)(3)
Registration No. 333-105784

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 11, 2003)

$125,000,000

DuPont Photomasks, Inc.

1.25% Convertible Subordinated Notes due May 15, 2008

and

Common Stock Issuable Upon Conversion of the Notes

     This document supplements the prospectus of DuPont Photomasks, Inc. dated June 11, 2003, relating to the notes and the common stock issuable upon conversion of the notes. The information in this prospectus supplement replaces and supersedes the information set forth under the heading “Selling Securityholders” in the prospectus dated June 11, 2003, and in all prior prospectus supplements to that prospectus.

     Investing in the notes or the common stock issuable upon conversion of the notes involves risks. See “Risk Factors” on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 7, 2003.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement on May 5, 2003 that was exempt from the registration requirements of the Securities Act. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act or in other transactions exempt from registration under the Securities Act. Selling securityholders, including their transferees, pledges or donees or their successors (other than those who acquire securities pursuant to this prospectus), may from time to time offer and sell the notes and the common stock issuable upon conversion of the notes pursuant to this prospectus.

     The following table sets forth information with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by the holders in those questionnaires. The selling securityholders may offer all, some or none of the notes or common stock issuable upon conversion of the notes. Because the selling securityholders may offer all or some portion of the notes or the underlying common stock, no estimate can be given as to the amount of the notes or the underlying common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Any change in this information will be set forth in prospectus supplements, if required.

			Number of
	Principal Amount of		Shares of
	Notes Beneficially	Percentage of	Common Stock	Percentage of
	Owned That May	Notes	That May	Common Stock
Name of Beneficial Owner	Be Sold	Outstanding	Be Sold(1)	Outstanding(2)

AG Domestic Convertibles, L.P	$1,400,000	1.12%	54,698	*
AG Offshore Convertibles LTD	2,600,000	2.08%	101,582	*
Allstate Insurance Company	500,000	*	19,535	*
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd	1,300,000	1.04%	50,791	*
Argent Classic Convertible Arbitrage Fund L.P	700,000	*	27,349	*
Bank Austria Cayman Islands, Ltd	1,000,000	*	39,070	*
BGI Global Investors c/o Forest Investment Management LLC	489,000	*	19,105	*
BP Amoco PLC Master Trust	224,000	*	8,751	*
Chrysler Corporation Master Retirement Trust	930,000	*	36,335	*
Credit Suisse First Boston LLC	2,450,000	1.96%	95,721	*
DeAm Convertible Arbitrage Fund LTD	1,000,000	*	39,070	*
Delta Air Lines Master Trust — CV	385,000	*	15,041	*
Delta Pilots Disability & Survivorship Trust — CV	235,000	*	9,181	*
Deutsche Bank Securities, Inc.	500,000	*	19,535	*
Forest Fulcrum Fund, LLP	1,171,000	*	45,751	*
Forest Global Convertible Fund Series A-5	5,817,000	4.6%	227,270	1.24%
Forest Multi-Strategy Master Fund, SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio	708,000	*	27,661	*
Gasner Investors Holdings Ltd	500,000	*	19,535	*
Grace Convertible Arbitrage Fund, Ltd	3,500,000	2.80%	136,745	*
Guggenheim Portfolio Co. XV, LLC	750,000	*	29,302	*
Hamilton Multi-Strategy Master Fund	3,500,000	2.80%	136,745	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	99,000	*	3,867	*
KBC Financial Products USA Inc	5,150,000	4.12%	201,211	1.10%
LLT Limited	451,000	*	17,620	*
Lyxor Master Fund c/o Forest Investment Management, LLC	4,442,000	3.5%	173,549	*
Microsoft Corporation	530,000	*	20,707	*
Motion Picture Industry Health Plan — Active			3,711
Member Fund	95,000	*		*
Motion Picture Industry Health Plan — Retiree			2,344
Member Fund	60,000	*		*
OCM Convertible Trust	955,000	*	37,311	*
Onyx Fund Holdings, LDC	2,000,000	1.6%	78,140	*
Partner Reinsurance Company, Ltd.	270,000	*	10,548	*
Qwest Occupational Health Trust	105,000	*	4,102	*
Ramius Master Fund, Ltd	2,325,000	1.86%	90,837	*
RBC Alternative Assets LP c/o Forest Investment Management, LLC	296,000	*	11,564	*
RCG Latitude Master Fund, Ltd	2,325,000	1.86%	90,837	*
RCG Multi Strategy Master Fund, Ltd	500,000	*	19,535	*
Relay 11 Holdings c/o Forest Investment Management, LLC	232,000	*	9,064	*
Sphinx Convertible Arbitrage c/o Forest Investment Management LLC	116,000	*	4,532	*
Sphinx Convertible Arb Fund SPC	78,000	*	3,047	*
State Employees’ Retirement Fund of the State of Delaware	405,000	*	15,823	*
Sunrise Partners Limited Partnership	9,500,000	7.6%	371,165	2.01%
TQA Master Fund, Ltd.	2,000,000	1.6%	78,140	*
Vanguard Convertible Securities Fund, Inc.	3,030,000	2.4%	118,382
Viacom Inc. Pension Plan Master Trust	8,000	*	312	*
Wachovia Securities International, LTD	13,000,000	10.40%	507,911	2.73%

Xavex Convertible Arbitrage 4 Fund c/o Forest Investment Management LLC	181,000	*	7,071	*
Xavex Convertible Arbitrage #5	600,000	*	23,442	*
Zurich Institutional Benchmarks Master Fund Ltd	591,000	*	23,090	*
Zurich Master Hedge Fund c/o Forest Investment Management, LLC	747,000	*	29,185	*
Any other holders of notes or future transferee from any holder(3)(4)

*	Less than 1%.

(1)	Includes common stock issuable upon conversion of the notes. Assumes a conversion rate of 39.0701 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 18,064,123 shares of common stock outstanding as of May 21, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Information concerning other selling securityholders of notes and shares of common stock issuable upon conversion of the notes will be set forth in prospectus supplements from time to time, if required.

(4)	Assumes that any other holders of notes or any future transferee from any holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion rate of 39.0701 shares per $1,000 principal amount of notes.

     The conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion of the notes may increase or decrease. See “Description of the Notes — Conversion of Notes.”

PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-105784

$125,000,000

DuPont Photomasks, Inc.

1.25% Convertible Subordinated Notes due May 15, 2008
and
Common Stock Issuable Upon Conversion of the Notes

     We originally issued and sold the notes in a private placement in May 2003. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from this offering.

     We will pay interest on the notes on May 15 and November 15 of each year. The first interest payment will be made on November 15, 2003. Holders may require us to repurchase the notes upon a change in control.

     The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $25.595 per share, subject to adjustments in certain events. This is equivalent to a conversion rate of approximately 39.0701 shares per $1,000 principal amount of notes. The notes are subordinated to our existing and future senior indebtedness and structurally subordinated to indebtedness and other liabilities of our subsidiaries. Our common stock is quoted on The Nasdaq National Market under the symbol “DPMI.” The last reported bid price of our common stock on June 10, 2003 was $21.09 per share.

     Investing in the notes or the common stock issuable upon conversion of the notes involves risks. See “Risk Factors” on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 11, 2003.

WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DIVIDEND POLICY
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
SELLING SECURITYHOLDERS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

WHERE YOU CAN FIND MORE INFORMATION	ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	ii
FORWARD-LOOKING STATEMENTS	iii
PROSPECTUS SUMMARY	1
RISK FACTORS	4
RATIO OF EARNINGS TO FIXED CHARGES	14
USE OF PROCEEDS	14
DIVIDEND POLICY	14
DESCRIPTION OF THE NOTES	15
DESCRIPTION OF CAPITAL STOCK	27
SELLING SECURITYHOLDERS	33
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	34
PLAN OF DISTRIBUTION	38
LEGAL MATTERS	40
EXPERTS	40

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate as of the date on the cover of this prospectus.

i

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities and Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

     Our filings are also available to the public through:

•	the SEC’s web site at http://www.sec.gov; and

•	The National Association of Securities Dealers, Inc. 1735 K Street, N.W. Washington, D.C. 20006-1500

     This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to the notes and the underlying common stock into which the notes may be converted. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules as permitted by the rules and regulations of the SEC. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any such information superseded by information contained directly in this prospectus or by information contained in a later filed document incorporated by reference. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

DuPont Photomasks SEC Filings (File No. 000-20839)	Period

Annual Report on Form 10-K	Fiscal year ended June 30, 2002

Quarterly Reports on Form 10-Q	Quarterly period ended September 30, 2002 Quarterly period ended December 31, 2002 Quarterly period ended March 31, 2003

Current Report on Form 8-K	Filed on April 30, 2003 Filed on May 5, 2003

The description of our common stock as set forth in our Registration Statement on Form 8-A, including any amendments or reports filed for purposes of updating such description	Filed on June 23, 2000

The description of our Stockholder Rights Plan as set forth on Form 8-A, including any amendments or reports filed for purposes of updating such description	Filed on January 30, 2001

     You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

DuPont Photomasks, Inc.
131 Old Settlers Boulevard
Round Rock, Texas 78664
(512) 310-6500
Attn: Investor Relations

ii

     We are also incorporating by reference all documents filed with the SEC by us pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to termination of the offering made hereby. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify forward-looking statements by the use of forward-looking terminology, including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases and variations of these words and phrases or comparable terminology, or by discussion of strategy, plans or intentions. These forward-looking statements include, but are not limited to, statements that relate to:

•	Our future financial performance;

•	Product development, demand, acceptance, sales and market share;

•	Competitiveness;

•	Anticipated revenue from particular customers or geographic regions;

•	Gross margins;

•	Levels of research and development and other operating expenses;

•	Management’s plans and objectives for current and future operations; and

•	The sufficiency of financial resources to support future operations and capital expenditures.

     These forward-looking statements are based on our expectations and beliefs concerning future developments and their potential effects on us. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. For a detailed discussion of these risks and uncertainties, see the “Risk Factors” section of this prospectus, as well as such other risks and uncertainties as are detailed in our other documents incorporated by reference in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

     Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus and the documents incorporated by reference before making an investment decision. Documents incorporated by reference form an integral part of this prospectus. Prospective investors should consider carefully the information set forth in this prospectus under the heading “Risk Factors.” When used in this prospectus, unless otherwise stated, the terms “we,” “our” and “us” refer to DuPont Photomasks, Inc. and its subsidiaries.

DuPont Photomasks, Inc.

     We are a leading global provider of microimaging solutions. We develop and produce advanced photomasks, a key enabling technology used in the manufacture of semiconductor and other microelectronic devices. We also develop electronic design automation, or EDA, software.

Photomasks

     We are one of the largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision images of integrated circuits and are used as masters by semiconductor manufacturers to optically transfer these images onto semiconductor wafers. Photomasks are a necessary component in the production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. We manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the highly demanding design specifications required by leading semiconductor manufacturers. We believe that our focus on developing photomasks for leading-edge semiconductor designs using our advanced photomask manufacturing processes provides us with a distinct competitive advantage.

     During the nine month period ended March 31, 2003, we sold our products to over 400 customers and customer sites in over 19 different countries. We believe that we are a primary merchant photomask supplier for many of our customers, including Agere Systems, AMD, AMI, Atmel, Chartered Semiconductor, Cypress, Hewlett-Packard, Hynix, IBM, Infineon, LSI Logic, Maxim Integrated Products, Micron Technology, Motorola, National Semiconductor, Philips, Samsung, STMicroelectronics, Texas Instruments and UMC.

     A key element of our strategy is to continue to develop and expand our strategic relationships with leading semiconductor manufacturers. These collaborative relationships, which include joint ventures, enable us to share the cost of developing leading-edge photomask technology and expand our customer relationships through supply agreements. Our existing strategic relationships include our participation in the DPI Reticle Technology Center, LLC, or RTC, our joint venture with AMD, Micron Technology and Motorola; DuPont Photomasks Taiwan, Ltd., or DPT, our joint venture with UMC; and the Advanced Mask Technology Center GmbH & Co. KG, or AMTC, our joint venture with AMD and Infineon. We believe that these and other strategic relationships will help us to solidify our market position and provide us the opportunity to remain a leading supplier of advanced photomasks.

     We operate globally from 11 manufacturing facilities in North America, Europe and Asia. Among these facilities are two joint venture facilities and a manufacturing plant that produces pellicles, the protective covers for photomasks. We also have under construction in Germany a third joint venture facility. We believe that the strategic location of our facilities provides us with a competitive advantage by placing us close to major centers of semiconductor production.

Electronic Design Automation Software

     In March 2002, we acquired the assets of BindKey Technologies, Inc., or BindKey, an EDA software company. Integrated circuit, or IC, design engineers use EDA software to design an IC, which can then be transferred onto our photomasks. We recently introduced, with selected beta site customers, software tools that enhance the manufacturability of leading-edge ICs. We believe our EDA software, which is focused on design for manufacturability, will significantly reduce the design cycle time of ICs. Furthermore, we plan to introduce new products that are designed to enhance manufacturing yields by creating IC designs that are intended to simplify the manufacturing process.

     We believe that continued increases in the complexity of IC designs will require advanced EDA tools such as those we are developing. We intend to increase our focus on the development of integrated microimaging solutions which will help solve next generation IC design problems by incorporating insight from leading-edge photomask development into EDA tools.

     We were incorporated in Texas on June 25, 1985, and were reincorporated in Delaware on December 31, 1995. Our principal executive offices are located at 131 Old Settlers Boulevard, Round Rock, Texas 78664, and our telephone number at this location is (512) 310-6500. Our website is located at http://www.photomask.com. The information contained or incorporated in our website is not part of this prospectus.

The Offering

     The following summary contains basic information about the notes. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus entitled “Description of the Notes.”

Securities Offered	$125,000,000 principal amount of 1.25% Convertible Subordinated Notes due May 15, 2008.

Interest	The notes bear interest at an annual rate of 1.25%. Interest is payable on May 15 and November 15 of each year, beginning November 15, 2003.

Maturity Date	May 15, 2008.

Conversion Rights	The notes are convertible at any time prior to maturity into shares of our common stock at an initial conversion price of $25.595 per share, subject to adjustments in certain events. This is equivalent to a conversion rate of 39.0701 shares per $1,000 principal amount of notes. Upon conversion, you will not receive any cash representing accrued interest. See “Description of Notes — Conversion of Notes.”

Optional Redemption	We are not entitled to redeem the notes prior to maturity.

Sinking Fund	None.

Purchase of Notes at Your Option Upon Change in Control	Upon a change in control as defined under “Description of the Notes,” you may require us to purchase your notes at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the purchase date.

Subordination	The notes are general unsecured obligations of DuPont Photomasks. The notes are subordinated in right of payment to all of our existing and future senior indebtedness. The notes are effectively subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. As of March 31, 2003, we had approximately $0.6 million of senior indebtedness outstanding (excluding obligations under foreign currency hedging arrangements entered into in the ordinary course of business), and our subsidiaries had approximately $13.4 million of outstanding indebtedness and approximately $71.1 million of other liabilities (excluding intercompany liabilities and liabilities not required to be reflected on our consolidated balance sheet in accordance with accounting principles generally accepted in the United States). These amounts do not include approximately $25.2 million of guarantees as of March 31, 2003, and substantial additional commercial commitments, some of which extend over multiple years. These guarantees and additional commercial commitments are not reflected on our consolidated balance sheet but are detailed in our most recent Form 10-Q for the quarter ended March 31, 2003, which is incorporated by reference in this prospectus. In addition, the notes rank equally with our convertible subordinated notes due July 24, 2004. The aggregate principal amount of those notes outstanding as of March 31, 2003 was $100 million. We and our subsidiaries are not prohibited from incurring senior or other debt under the indenture applicable to those notes or the notes offered hereby.

Use of Proceeds	We will not receive any proceeds from the sale by the selling securityholders of the notes or the underlying common stock. See “Use of Proceeds.”

Risk Factors

     Investment in the notes or the common stock issuable upon conversion of the notes involves risk. You should carefully consider the information under “Risk Factors” and all other information included or incorporated by reference in this prospectus before investing in the notes or the common stock issuable upon conversion of the notes.

RISK FACTORS

     You should carefully consider the following risk factors together with the other information contained in or incorporated by reference into this prospectus before you decide to buy our notes or the common stock issuable upon conversion of the notes. If any of these risks actually occurs, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of the notes or our common stock to decline and you may lose part or all of your investment.

Risks Relating to Our Business

Our operations are dependent on the activities of semiconductor manufacturers.

     Substantially all of our sales are derived from semiconductor manufacturers. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. The semiconductor industry suffered a sharp decline in orders and revenue in 2001 and 2002, and this weakness has continued in 2003. The outlook for the semiconductor industry is uncertain, and it is very difficult to predict how long the current downturn will last. A continued downturn or further downturns in the semiconductor industry could lead to a further decrease in the demand for photomasks. Our investment in new facilities and equipment is based, in part, on the anticipated expansion plans and growth of the semiconductor industry. From time to time, semiconductor industry demand and technology have developed more slowly than originally anticipated. A lack of development in the semiconductor industry in a location in which we operate or establish new facilities could have a material adverse effect on our business.

     In addition, the demand for photomasks may decrease, even when there is growth in the demand for semiconductors, due to a number of factors, including the following:

•	Changes in semiconductor designs or applications, such as a reduction in customization or an increase in standardization;

•	A reduction in design complexity;

•	Other technological and manufacturing advances; or

•	A slowdown in the introduction of new semiconductor designs.

Our financial results are affected by factors outside of our control.

     Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect revenue or profitability or lead to significant variability of our operating results. Since our business is characterized by short-term orders and shipment schedules without a significant backlog for products, substantially all of our revenue in any quarter is dependent upon orders received during that quarter, which limits our ability to quickly respond to a changing business environment. In addition, our operating results could be affected by the following factors:

•	Competitive and customer-driven pricing pressures;

•	Changes in the mix of products sold;

•	Volume of orders shipped;

•	Market acceptance of our products and our customers’ products;

•	Our ability to meet demand and delivery schedules;

•	Fluctuations in manufacturing yields;

•	Fluctuations in currency exchange rates;

•	Cyclical semiconductor industry conditions;

•	Our access to advanced process technologies;

•	The gain or loss by us of a large customer;

•	The length of our sales cycle; and

•	The timing and extent of product and process development costs.

     Moreover, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls due to our significant fixed costs. As a result of the foregoing factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future periods.

We have recently incurred losses from operations, and we may incur additional losses in future periods.

     We have recently incurred losses from our operations. We incurred net losses of $5.5 million for the quarter ended September 30, 2002, $23.0 million for the quarter ended December 31, 2002, and $25.9 million for the quarter ended March 31, 2003. We cannot assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

We may not obtain sufficient capital to fund our needs.

     We will need to continue to make significant capital expenditures to enhance our manufacturing capability in order to keep pace with rapidly changing technologies. For example, we or our subsidiaries have guaranteed approximately $25.2 million as of March 31, 2003, which includes our share of interim financings related to the Maskhouse Building Administration GmbH & Co. KG, or BAC, and AMTC described below. We have also entered into substantial additional commercial commitments, some of which extend over multiple years, in respect of our joint ventures and certain other parties. These guarantees and additional commercial commitments are not reflected on our consolidated balance sheet but are detailed in our most recent quarterly report on Form 10-Q for the quarter ended March 31, 2003, which is incorporated by reference in this prospectus.

     Based on our current operating plans, we or our joint ventures may require external financing from time to time to fund capital expenditures. For example, in May 2003 our BAC and AMTC joint ventures completed an extension of BAC’s existing construction bridge loan and an interim equipment financing for AMTC through September 2003. The term loan and revolving credit loan executed by BAC and AMTC in December 2002 will, once certain funding conditions are satisfied, be used to repay these interim financings and for further equipment acquisitions. We expect those funding conditions to be satisfied, and the term loan to be funded, by September 2003. If the term loan is not funded by September 2003, we could be required to fund up to approximately 33 million Euros, which would represent our one-third share of the anticipated outstanding balances of the interim financings as of September 2003.

     We cannot assure you that we or our joint ventures will be able to obtain the additional capital required on reasonable terms, or at all, or that any such lack of capital will not have a material adverse effect on our business and results of operations.

Our operating results may be adversely affected by under-utilized production capacity.

     Our operations require us to incur significant fixed costs. Accordingly, decreases in sales volume significantly affect our operating profits when our production capacity is not fully utilized. Our results of operations could be adversely affected to the extent that such capacity is not utilized.

We face risks associated with manufacturing difficulties and costs.

     Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities or other difficulties and capability issues in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading-edge photomasks is relatively more complex and time-consuming than manufacturing high-volume, less advanced photomasks, and may lead to general delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing process and equipment difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. For example, during the quarter ended March 31, 2003 one of our customers in Asia required us to re-certify a production facility in response to a problem relating to a manufacturing step which adheres the pellicle to the photomask. We believe we have solved this technical adhesion problem and have almost completed the re-certification process with this customer.

     We have also experienced an increase in production costs due to production complexities. This has resulted in an increase in the price of photomasks that may result in reduced demand. We cannot assure you that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

We may be unable to effectively manage our manufacturing operations.

     We regularly move existing production lines among different plants. If we do not adequately manage these changes and improvements, the productivity of our plants will suffer, which could cause us to lose sales or customers, and we may also incur additional expenses.

Rapid technological change could render our products obsolete or our manufacturing processes ineffective.

     Rapid technological change and new product introductions and enhancements characterize the photomask and semiconductor industries. In particular, as semiconductor feature sizes continue to decrease, the demand for more technologically advanced photomasks is likely to increase. We believe we must continue to enhance our existing products and develop and manufacture new products and upgrades with improved capabilities to satisfy this anticipated demand. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and results of operations. Likewise, our inability to keep up with technical and manufacturing requirements for photomasks, which continue to require decreasing feature size, could have a material adverse effect on our business and results of operations.

     Technological advances achieved by a competitor or a customer could lead to the commercial availability of alternate methods of transferring circuit designs onto semiconductor wafers without the use of photomasks. These alternatives, including direct-write lithography, could have a material adverse effect on our results of operations or financial condition. Direct-write lithography writes the circuit pattern directly onto the semiconductor wafer without the use of a photomask. Although this direct-write method is currently too slow for high-volume, commercial device manufacturing, a significant advance in this technology or other technologies which transfer circuit designs without the use of photomasks would have a material adverse effect on our business and results of operations.

     In addition, changes in semiconductor designs, such as field-programmable gate arrays, application-specific standard products and other semiconductor designs that displace application-specific integrated circuits, could reduce photomask unit volumes in the future. Such a reduction in volumes could decrease our revenue from photomask sales.

Our market is highly competitive and subject to pricing pressures.

     The photomask industry is highly competitive, and most of our customers use more than one photomask supplier. Our significant competitors include other merchant manufacturers of photomasks, including:

•	Dai Nippon Printing;

•	Hoya Corporation;

•	Photronics, which has a majority interest in Precision Semiconductor Mask Corporation and PKL LTD.;

•	Taiwan Mask Corporation;

•	TCE; and

•	Toppan Printing Company.

     Our competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market acceptance of our products or a reduction in our prices as a result of intensified price competition. We also compete with captive photomask operations. Beginning in the mid-1980’s, a trend developed toward the divestiture or closing of captive photomask operations by semiconductor manufacturers. We cannot assure you that this trend will continue or that it will not reverse, thereby reducing the demand for photomasks produced by merchant photomask suppliers such as us and increasing competition to the extent excess captive capacity is used to supply non-captive needs. We cannot be certain that semiconductor manufacturers will not form new captive operations to ensure that their photomask needs are met, particularly for advanced and leading-edge photomasks. Certain of our competitors have greater financial, technical, marketing or other resources, any of which could provide them with a competitive advantage over us.

     Our ability to compete in the photomask market is primarily based on:

•	Product quality;

•	Timeliness of delivery;

•	Pricing;

•	Technical capabilities;

•	Location and capacity of manufacturing facilities; and

•	Technical service.

Our international operations present special risks.

     Approximately 41%, 42% and 50% of our revenue in fiscal 2000, 2001 and 2002, respectively, was derived from sales in non-U.S. markets. We expect revenue derived from non-U.S. markets to continue to represent a significant portion of our total revenue in the future. Our non-U.S. operations are subject to certain risks inherent in conducting business abroad, including:

•	Price and currency exchange controls;

•	Fluctuations in the relative values of currencies;

•	Restrictive governmental actions and regulations;

•	Difficulties in managing a global enterprise;

•	Tariffs and other trade barriers;

•	Changes in tax laws;

•	Political and economic uncertainties;

•	Impacts related to longer payment cycles;

•	Limitations on our ability under local laws to protect our intellectual property; and

•	Unexpected changes in the regulatory environment.

     Changes in the relative values of currencies occur from time to time and may, in certain instances, have a material adverse effect on our results of operations. Our consolidated financial statements reflect remeasurement of items denominated in non-U.S. currencies to U.S. dollars, our functional currency. We monitor our exchange rate exposure and attempt to reduce this exposure by hedging through forward contracts. We cannot be certain that these forward contracts or any other hedging activity will be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. Further, we cannot assure you that these risks will not have a material adverse impact on our liquidity and results of operations in the future.

A significant portion of our revenue is derived from Asia, and therefore, our business, financial condition and results of operations are to a significant degree subject to economic, political and social events in this region.

     Approximately 23%, 22% and 32% of our revenue in fiscal 2000, 2001 and 2002, respectively, was derived from Asia. We expect revenue derived from Asia to continue to represent a significant portion of our total revenue in the future. In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. These instabilities may continue or worsen, which could have a material adverse impact on our business, financial condition and results of operations. Additionally, our business, financial condition and results of operations are subject to economic, political and social events in this region, and our exposure to the risks presented by these events will increase to the extent that we continue to expand our operations in this region.

The recent outbreak of severe acute respiratory syndrome (SARS) may adversely affect our business, financial condition and results of operations.

     The recent outbreak of SARS in Asia, and particularly in China, Taiwan and Singapore, and concerns over its spread in Asia and elsewhere could have a negative impact on commerce, travel, and general economic and industry conditions. Given the importance of our sales and manufacturing facilities in Asia, our business may be more exposed to this risk than the global economy generally. For example, the SARS outbreak could result in quarantines or closures of our or our customers’ facilities in Asia. The SARS outbreak may also adversely impact our ability to purchase goods from suppliers in Asia. As a result of the SARS outbreak, our business, financial condition and results of operations could be materially adversely affected.

We face risks associated with software development and marketing.

     Our success in EDA software depends upon our ability to develop and commercialize our EDA software, to develop new software products and to enhance our current versions of software. We must effectively compete within the highly competitive software industry. Changes in accounting regulations and related interpretations and policies, particularly regarding revenue recognition, may require us to defer recognizing revenue or require us to change our business practices. We might experience significant undetected errors or “bugs” in our products. We also cannot be certain that we will be able to develop, commercialize or market EDA software, or that we will be able to license these products to customers on commercially reasonable terms. Furthermore, we might not receive significant revenue from our research and development efforts.

Our production facilities could be damaged or disrupted by a natural disaster, labor strike, war, terrorism or political unrest.

     A number of our facilities are in seismically active areas. Although we have obtained property damage and business interruption insurance, a major catastrophe such as an earthquake or other natural disaster at any of our sites, or political unrest, war, terrorism, labor strikes or work stoppages in any of the areas where we conduct operations, could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of our products and the loss of sales and customers, and we do not know whether our insurance would adequately compensate us for any of these events.

We depend on a few significant customers.

     Our ten largest customers, in the aggregate, accounted for more than 60% of our sales in fiscal year 2001 and 2002. In fiscal year 2001, Texas Instruments accounted for approximately 16% of revenue and IBM accounted for approximately 10% of revenue. In fiscal year 2002, Texas Instruments and UMC accounted for approximately 13% and 10% of our revenue, respectively. As of March 31, 2003, Infineon accounted for approximately 14% of accounts receivable, trade. No other customer represented more than 10% of accounts receivable, trade at March 31, 2003. The loss of, or a significant reduction of orders from, any of these customers could have a material adverse effect on our results of operations. While we believe we have strategic relationships with a number of our customers, our customers place orders on an as-needed basis and generally can change or cancel their orders without significant penalty. In addition, recently there has been a trend toward outsourcing semiconductor manufacturing to foundries. To the extent we do not have strategic relationships with these foundries, this trend could have a material adverse effect on our business and results of operations.

We depend on a limited number of equipment manufacturers.

     We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of as long as 10 to 14 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

We depend on a limited number of raw materials suppliers.

     Any disruption in our supply relationships or increases in prices, particularly related to photoblanks, could result in delays or reductions in product shipments by us or increases in product costs that could have a material adverse effect on our business and operating results. In the event of such a disruption, we cannot assure you that we could develop alternative sources within reasonable time frames, or if developed, that these sources would provide supplies at prices comparable with those charged by our suppliers before the disruption.

We depend on a limited number of management and technical personnel.

     Our continued success depends, in part, upon key managerial, engineering and technical personnel as well as our ability to continue to attract and retain additional qualified personnel. In the past, some key personnel have left us to pursue other opportunities. The loss of any key personnel could have a material adverse effect on our business or results of operations. There can be no assurance that we can retain our key managerial, engineering and technical employees. Our growth may be dependent on our ability to attract new highly skilled and qualified personnel and to integrate them into our operations. There can be no assurance that our recruiting efforts to attract and retain these personnel will be successful.

We may not successfully integrate or realize the intended benefits of future acquisitions and joint ventures.

     We may in the future pursue acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired business, product or technology could require us to incur significant costs and cause diversion of management’s time and resources. Future acquisitions by us could result in the following consequences:

•	Dilutive issuances of equity securities;

•	Incurrence of debt and contingent liabilities;

•	Amortization of other intangibles;

•	Research and development write-offs; and

•	Other acquisition-related expenses.

     For example, over the past several years, we entered into a joint venture with UMC to manufacture photomasks in Taiwan, acquired the photomask manufacturing assets of Altis Semiconductor, a European joint venture between IBM and Infineon, entered into the AMTC with AMD and Infineon, and extended the RTC agreement through June 2004. The success of these transactions will depend, in part, on our ability to:

•	Integrate acquired production equipment with our operations;

•	Attract, train and retain additional qualified personnel;

•	Utilize any resulting additional production capacity; and

•	Cooperate with our joint venture partners.

We may be unable to enforce or defend our ownership and use of proprietary technology.

     We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot assure you that:

•	We will be able to adequately protect our technology;

•	Competitors will not independently develop similar technology;

•	The claims allowed on any patents we hold will be sufficiently broad to protect our technology; or

•	Foreign intellectual property laws will adequately protect our intellectual property rights.

     We may become involved in infringement claims or legal proceedings by or against third parties with respect to current or future patents, copyrights, trademarks, products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend our company against claimed infringement of the rights of others could result in substantial costs, diversion of resources and product shipment delays or could force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We may be unprepared for changes in environmental laws and regulations.

     We are subject to numerous environmental laws and regulations which impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our business, financial condition and results of operations. Any failure by us to adequately comply with such laws and regulations could subject us to significant future liabilities.

We face uncertainty implementing a new global information system.

     We are in the process of implementing a new enterprise-wide software system that replaces our existing manufacturing information system. We cannot assure you that this conversion will be successful or that it will yield benefits to us. In addition, the implementation of this system could cause a short-term disruption of our business processes.

E.I. du Pont de Nemours and Company, or DuPont, has influence on all stockholder votes and other matters.

     DuPont owned approximately 20.1% percent of our outstanding common stock as of March 31, 2003. As a result, DuPont will continue to have influence on most matters submitted to our stockholders, including proposals regarding:

•	Any merger, consolidation or sale of all or substantially all of our assets;

•	Electing the members of our board of directors; and

•	Preventing or causing a change in control of our company.

This concentration of ownership may discourage a potential acquiror from making an offer to buy our company that other stockholders might find favorable which, in turn, could adversely affect the market price of our common stock. Additionally, DuPont has the right, under certain circumstances, to terminate our use of the DuPont tradename and logo, and its exercise of that right could adversely affect us.

Our certificate of incorporation and bylaws have anti-takeover provisions, and we have a stockholders’ rights plan.

     Provisions of our certificate of incorporation and bylaws, Delaware law and our stockholders’ rights plan could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination.

Risks Relating to the Notes

Our stock price is subject to volatility.

     The market price of the shares of our common stock has been, and may continue to be, subject to significant fluctuations. The stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated and disproportionate to the operating performance of such companies. Such fluctuations may adversely affect the market price of the notes or our common stock.

     The market price of our common stock has been and can be expected to be subject to fluctuation as a result of a variety of factors, many of which are beyond our control, including:

•	Actual or anticipated variations in our results of operations;

•	Announcements of new products or product enhancements by us, our competitors or our customers;

•	Technological innovations by us or our competitors;

•	Changes in earnings estimates or buy/sell recommendations by financial analysts;

•	The operating and stock price performance of other companies;

•	General market conditions or market conditions specific to particular industries;

•	Conditions or trends affecting our industry or the economy generally;

•	Announcements relating to strategic relationships or acquisitions; and

•	Risk factors and uncertainties set forth elsewhere in, or incorporated by reference into, this prospectus.

     Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts, and the trading prices of our securities could decline as a result. In addition, any negative change in the public’s perception of semiconductor companies could depress our stock price regardless of our operating results. Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock upon conversion also will be subject to the risk of volatility and depressed prices of our common stock. The existence of the notes may also encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock.

There may be no public market for the notes, and an active trading market for the notes may not develop.

     The notes will constitute a new class of securities for which there is no established public trading market, and there can be no assurance as to:

•	The liquidity of any such market that may develop;

•	The ability of the holders of the notes to sell their notes; or

•	The prices at which the holders of the notes will be able to sell their notes.

     If a market for the notes develops, the notes may trade at prices that are higher or lower than their principal amount or purchase price, depending on many factors, including:

•	Prevailing interest rates;

•	The market for similar notes; and

•	Our financial performance.

     The notes are subordinated.

     The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may be insufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, under the subordination provisions of the indenture, payments that would otherwise be made to holders of the notes will instead be paid to holders of senior indebtedness under certain circumstances. As a result of these provisions, our other creditors (including trade creditors) that are not holders of senior indebtedness may recover more, ratably, than the holders of the notes.

     The notes also are structurally subordinated to all liabilities, including trade payables, of our subsidiaries. Any right of ours to receive assets of any subsidiary upon its liquidation or reorganization, and the consequent right of the holders of the notes to participate in the assets, will be subject to the claims of that subsidiary’s creditors.

     Neither we nor our subsidiaries are restricted from incurring additional debt or other liabilities, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or other liabilities, our ability to pay our obligations on the notes could be adversely affected. As of March 31, 2003, we had approximately $0.6 million of senior indebtedness outstanding (excluding obligations under foreign currency hedging arrangements entered into in the ordinary course of business), and our subsidiaries had approximately $13.4 million of outstanding indebtedness and approximately $71.1 million of other liabilities (excluding intercompany liabilities and liabilities not required to be reflected on our consolidated balance sheet in accordance with accounting principles generally accepted in the United States). These amounts do not include approximately $25.2 million of guarantees as of March 31, 2003, and substantial additional commercial commitments, some of which extend over multiple years, which we or our subsidiaries have made in respect of our joint ventures and certain other parties. These guarantees and additional commercial commitments are not reflected on our consolidated balance sheet but are detailed in our most recent quarterly report on Form 10-Q for the quarter ended March 31, 2003, which is incorporated by reference in this prospectus. The notes rank equally with our issued and outstanding convertible subordinated notes due July 24, 2004.

Our debt service obligations may adversely affect our cash flow.

     While the notes are outstanding, we will have additional debt service obligations of approximately $1.56 million per year. If we issue other debt securities in the future, our debt service obligations will increase. If we are unable to generate sufficient cash to meet these obligations and must instead use our existing cash or investments, we may have to reduce or curtail other activities of our business.

     We intend to fulfill our debt service obligations from cash generated by our operations, if any, and from our existing cash and investments. If necessary, among other alternatives, we may add lease lines of credit to finance capital expenditures and we may obtain other long-term debt, lines of credit and other financing.

     Our indebtedness could have significant negative consequences, including:

•	Increasing our vulnerability to general adverse economic and industry conditions;

•	Limiting our ability to obtain additional financing;

•	Requiring the dedication of a substantial portion of any cash flow from operations to service our indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures;

•	Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	Placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the notes.

     Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. If we or our subsidiaries were to pay dividends, incur additional debt or liabilities, or issue or repurchase our securities under the indenture, our ability to pay our obligations on the notes could be adversely affected.

     In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of DuPont Photomasks except to the extent described under “Description of the Notes — Purchase of Notes at Your Option Upon a Change in Control.”

We may not have the ability to repurchase the notes if a holder exercises its repurchase right upon the occurrence of a change in control.

     Holders of the notes have the right to require us to repurchase the notes upon the occurrence of a change in control prior to maturity as described under the heading “Description of the Notes — Purchase of Notes at Your Option Upon a Change in Control.” We may not have sufficient funds to make the required repurchase at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

     Also, holders of our convertible subordinated notes due July 24, 2004 may also require us to repurchase their notes upon the occurrence of a fundamental change, as defined in the indenture applicable to those notes, prior to maturity.

     Future debt instruments, credit facilities or other agreements relating to our indebtedness may prohibit the repurchase of the notes in certain events. If a change in control occurs at a time when we are prohibited from purchasing the notes, we may seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt.

     The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Our stock price may be affected when additional shares are sold.

     If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate. As of March 31, 2003, DuPont beneficially owned approximately 3.6 million shares of our common stock. DuPont has advised us that it may reduce its ownership interest in our company over time, subject to prevailing market conditions. We have granted DuPont certain rights with respect to the registration of shares of our common stock held by DuPont, including the right to require that we register under the Securities Act of 1933 the sale of all or part of the shares it holds, and to include such shares in a registered offering of securities by us. In connection with the initial private placement of the notes, DuPont entered into a lock-up agreement with the initial purchasers, which will expire in accordance with its terms 90 days after April 29, 2003. The initial purchasers in their sole discretion may release the securities subject to this lock-up agreement at any time. In addition, DuPont has waived its right to include its shares of our common stock in this registration statement.

The notes may not be rated or may receive a lower rating than anticipated.

     We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table contains our consolidated ratios of earnings to fixed charges for the periods indicated:

	Year Ended June 30,					Nine Months Ended March 31,

	1998	1999	2000	2001	2002	2003

Ratio of earnings to fixed charges	24.9x	8.5x	12.7x	9.1x	1.8x	(A )

(A)	As a result of the loss incurred during the nine months ended March 31, 2003, our pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries was inadequate to cover our fixed charges. The amount of the deficiency was $50.8 million.

     For purposes of computing the ratios of earnings to fixed charges:

•	earnings consists of income (loss) before income taxes and minority interests plus fixed charges, and

•	fixed charges consists of interest expense, amortization of debt discount and the estimated interest component of rental expense.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes.

DIVIDEND POLICY

     We have not paid any dividends on our capital stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings to finance future growth of our business. Future dividends, if any, will be determined by our board of directors. However, our consolidated joint ventures have declared and paid dividends and/or may do so in the future.

DESCRIPTION OF THE NOTES

     The notes were issued under an indenture between us and JPMorgan Chase Bank, a New York banking corporation, as trustee. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the indenture and the form of certificate evidencing the notes is available to you upon request from us at the address and phone number set forth under “Incorporation of Certain Documents by Reference.”

     In this section of the prospectus entitled “Description of the Notes,” when we refer to “DuPont Photomasks,” “we,” “our,” or “us,” we are referring to DuPont Photomasks, Inc. and not any of its subsidiaries.

General

     The notes are general unsecured obligations of DuPont Photomasks and are subordinate in right of payment as described under “— Subordination of Notes.” The notes are convertible into common stock as described under “— Conversion of Notes.” We are not entitled to redeem the notes prior to maturity.

     We issued $125,000,000 aggregate principal amount of the notes. The notes were issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on May 15, 2008, unless earlier converted at your option or purchased by us at your option upon a change in control.

     Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of DuPont Photomasks, except to the extent described under “Purchase of Notes at Your Option Upon a Change in Control.”

     The notes bear interest at the annual rate of 1.25%. Interest is payable on May 15 and November 15 of each year, beginning November 15, 2003, subject to limited exceptions if the notes are converted or purchased prior to the interest payment date. The record dates for the payment of interest are May 1 and November 1. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We are not required to make any payment on the notes due on any day that is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     We maintain an office in the City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

     You have the right, at your option, to convert your notes into shares of our common stock at any time prior to maturity, unless previously purchased, at the conversion price of $25.595 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 39.0701 shares per $1,000 principal amount of notes.

     Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes subject to purchase following a change in control on a purchase date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

     We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

     If the notes are subject to purchase following a change in control, your conversion rights on the notes so subject to purchase will expire at the close of business on the last business day before the purchase date or such earlier date as the notes are presented for purchase, unless we default in the payment of the purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted upon the occurrence of:

(1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2) the subdivision or combination of our outstanding common stock;

(3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;
•	dividends or distributions exclusively in cash referred to in clause (5) below; and
•	distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;

(5) the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

     To the extent that we have a rights plan in effect upon conversion of the notes into common stock, we are required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions. See “Description of Capital Stock” for a description of our existing rights plan.

     In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving DuPont Photomasks; or

•	a sale or conveyance to another person of the property and assets of DuPont Photomasks as an entirety or substantially as an entirety in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

     We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

     You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

     To convert interests in a Rule 144A global security, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert interests in a Regulation S global security, you must deliver instructions in accordance with Euroclear’s or Clearstream’s normal operating procedures, after application has been made to make the underlying common stock eligible for trading on Euroclear or Clearstream.

Subordination of Notes

     The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture. The notes rank pari passu with our subordinated convertible notes due July 24, 2004.

     We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or other person permitted to give such notice under the indenture.

     We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

     No new period of payment blockage may be commenced for a default unless 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

     If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

     A portion of our operations are or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of March 31, 2003, we had approximately $0.6 million of senior indebtedness outstanding (excluding obligations under foreign currency hedging arrangements entered into in the ordinary course of business), and our subsidiaries had approximately $13.4 million of outstanding indebtedness and approximately $71.1 million of other liabilities (excluding intercompany liabilities and liabilities not required to be reflected on our consolidated balance sheet in accordance with accounting principles generally accepted in the United States), to which the notes are effectively subordinated. These amounts do not include approximately $25.2 million of guarantees as of March 31, 2003, and substantial additional commercial commitments, some of which extend over multiple years, which we or our subsidiaries have made in respect of our joint ventures and certain other parties. These guarantees and additional commercial commitments are not reflected on our consolidated balance sheet but are detailed in our most recent quarterly report on Form 10-Q for the quarter ended March 31, 2003, which is incorporated by reference in this prospectus.

     Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

     We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments are senior to the claims of the note holders.

     “designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

     “indebtedness” of DuPont Photomasks or any of our subsidiaries means:

(1) all of that party’s indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of that party or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of that party’s reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of that party’s obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with accounting principles generally accepted in the United States, to be accounted for as capitalized lease obligations on that party’s balance sheet;

(4) all of that party’s obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that the party is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including that party’s obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of that party’s obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of that party’s direct or indirect guarantees or similar agreements by that party in respect of, and all of that party’s obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7) any indebtedness or other obligations described in clauses (1) through (6) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by that party, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by that party; and

(8) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (7).

     “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of DuPont Photomasks whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed by DuPont Photomasks, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes;

(2) any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary; and

(3) our convertible subordinated notes due July 24, 2004, with which the notes rank on the same basis.

Purchase of Notes at Your Option upon a Change in Control

     If a change in control occurs, you have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in multiples of $1,000 principal amount.

     We will mail to the trustee and to each holder a written notice of the change in control within 15 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about and the terms and conditions of the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

     You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

     A change in control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of DuPont Photomasks (whether or not otherwise in compliance with the indenture).

     However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     For purposes of this change in control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

     The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

     If a change of control occurs, we will under the indenture:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

     This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

     Certain of our debt agreements may prohibit our repurchase of the notes and provide that a change in control constitutes an event of default.

     We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

     If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

     Each of the following will constitute an event of default under the indenture:

(1) we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

(2) we fail to pay any interest, including any additional interest, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(3) we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after written notice is given in accordance with the indenture;

(4) we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

(5) we fail to provide timely notice of a change in control;

(6) any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly, or indirectly, by us) in an outstanding principal amount in excess of $15 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

(7) certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

     If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

     After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

     Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

     However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal or interest on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not DuPont Photomasks, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

     We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of or any premium or interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

     We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

     We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	the successor person, if any, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Satisfaction and Discharge

     We may discharge our payment obligations under the indenture while notes remain outstanding if all outstanding notes have or will become due and payable at their scheduled maturity within one year and we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity.

Transfer and Exchange

     We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

     All notes surrendered for payment, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

     We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

     JPMorgan Chase Bank, a New York banking corporation, serves as the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

Global securities; book-entry form

     Notes sold in the United States to “qualified institutional buyers,” as defined in Rule 144A, are evidenced by one or more global securities (the “Rule 144A global securities”) deposited with the trustee as custodian for The Depository Trust Company, New York, New York, or DTC, and registered in the name of Cede & Co. as DTC’s nominee. Notes sold outside the United States to “non-U.S. persons,” as defined under Regulation S under the Securities Act, in compliance with Regulation S are evidenced by one or more global securities (the “Regulation S global securities”) deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee, for the respective accounts of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”).

     Beneficial interests in the Regulation S global securities may be held only through Euroclear or Clearstream during the period of one year beginning on the latest of the commencement of the offering and the latest original issue date of the note (such period through and including the one-year anniversary, the “restricted period”).

     Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Securityholders may hold beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Interests in the Regulation S global securities are held through Euroclear or Clearstream if the holder is a participant in such systems, or indirectly through organizations which are direct participants in such systems if the holder is not a participant in such systems. After the expiration of the restricted period (but not earlier), the holder may also hold interests in the Regulation S global securities through organizations other than Euroclear or Clearstream that are participants in the DTC system.

     Pursuant to procedures established by DTC, DTC credited on its book-entry registration and transfer system the principal amount of notes represented by such global security to the accounts of participants. The accounts credited were designated by the initial purchasers. Ownership of beneficial interests in the global security is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security is shown on, and the transfer of those beneficial interests may be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, premium, if any and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Because of time zone differences, the securities accounts of a Euroclear or Clearstream participant purchasing an interest in a global security from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global security by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

General

     Pursuant to our certificate of incorporation, we are authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $.01 per share. As of May 21, 2003, there were 18,064,123 shares of our common stock issued and outstanding that were held of record by 74 holders, and there were no shares of preferred stock issued and outstanding.

Common Stock

     Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for most actions to be taken by stockholders. Because holders of common stock do not have cumulative voting rights, holders of a majority of the shares of common stock represented at a meeting in person or by proxy can elect all of the directors to be elected at that meeting. After the offering, DuPont will continue to have significant influence on the vote on most matters submitted to our stockholders, including the election of directors and approval of extraordinary corporate transactions. In the event of a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share equally and ratably in the assets of our company, if any, remaining after the payment of all debts and liabilities of our company and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All outstanding shares of common stock are, and all shares issued upon conversion of the notes will be, validly issued, fully paid and nonassessable.

     The common stock is quoted on the Nasdaq National Market under the symbol “DPMI.” The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

     Holders of common stock are entitled to such dividends as may be declared from time to time by our board of directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued.

Preferred Stock

     Our certificate of incorporation authorizes our board of directors to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such class or series and to fix the designations, voting powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Because our board of directors has the power to establish the preferences and rights of the shares of any such class or series of the preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting rights, senior to the holders of common stock, which could adversely affect the rights of the holders of common stock. We currently have no intention to issue any shares of preferred stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Classified board of directors removable only for cause

     Our certificate of incorporation divides our board of directors into three classes of directors, with each class serving staggered, three-year terms. In addition, our directors may be removed from office only for cause by a vote of at least 66 2/3% in voting power of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group. The classification of our board of directors means that, unless directors are removed for cause, it will require at least two annual meetings of stockholders for a majority of stockholders to make a change in control of the board of directors, since only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquiror would experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change in control of the board of directors, even if such a change in control is sought due to dissatisfaction with the performance of our company’s directors. During any period when the holders of any series of preferred stock have the right to elect additional directors pursuant to our certificate of incorporation, the then otherwise total authorized number of directors will automatically be increased by the specified number of directors. Whenever the holders of any series of preferred stock having the right to elect additional directors are divested of that right, the terms of office of all additional directors elected by those holders will terminate. As a consequence, directors elected by the holders of our preferred stock would not become part of our classified board of directors.

Supermajority voting

     Our certificate of incorporation requires the approval of the holders of at least 66 2/3% of the then outstanding shares of our common stock for the stockholders to adopt, amend or repeal any provision of:

•	Our certificate of incorporation governing the election and removal of directors;

•	Our bylaws; and

•	Our certificate of incorporation prohibiting stockholder actions by written consent.

Authorized but unissued or undesignated capital stock

     Our certificate of incorporation grants our board of directors broad power to establish the rights, preferences and privileges of authorized and unissued shares of preferred stock and to issue the shares in one or more transactions. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above may have the effect of delaying, deferring or preventing a change in control of our company and could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In addition, the issuance of large blocks of common stock may have the effect of delaying, deferring or preventing a change in control of our company. Our board of directors does not currently intend to seek stockholder approval prior to any issuance of common or preferred stock, unless otherwise required by law.

Limitation of director liability

     Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	Any breach of the director’s duty of loyalty to our company or our stockholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Violations under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	Any transaction from which the director derived an improper personal benefit.

     These provisions in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our company’s directors and may discourage or deter stockholders or management from bringing a lawsuit against our company’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and its stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under the Federal securities laws.

No stockholder action by written consent

     Our certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by any written consent of stockholders in lieu of a meeting of stockholders. This prevents stockholders from initiating or effecting any action by written consent, thereby limiting the ability of stockholders to take actions opposed by our board of directors.

Special meetings of stockholders

     Our bylaws provide that special meetings of stockholders may be called only by our board of directors.

Stockholder meeting protocol

     Our bylaws allow our board of directors to adopt rules, regulations and procedures for the conduct of the meeting of stockholders, including:

•	Establishment of an agenda or order of business for the meeting;

•	Rules and procedures for maintaining order at the meeting and the safety of those present;

•	Limitations on attendance at or participation in the meeting to stockholders of record of the corporation or their duly authorized and constituted proxies;

•	Restrictions on entry after the time fixed for the commencement of the meeting; and

•	Limitations on the time allotted to questions or comments by participants.

     This stockholder meeting protocol could have the effect of deterring a hostile takeover of our company by restricting the nomination and election of candidates to our board of directors.

Advance notice requirements

     Our bylaws establish advance notice requirements with regard to all stockholder proposals, including:

•	For nominations or other business to be properly brought before an annual meeting, timely notice must be given so that the notice is delivered to us at least 90 days, but no more than 120 days, prior to the meeting;

•	Any notice of nomination must set forth the person proposed for election to our board of directors;

•	Any notice of business must set forth a brief description of the business to be brought before the meeting, the text of the proposal and the beneficial owner, if any, on whose behalf the proposal is made; and

•	Except as otherwise provided by law, the chairman of the meeting will have the power to determine whether a nomination or any business proposed to be brought before a meeting was made in accordance with these procedures.

     The advance notice requirements, by prescribing the types of business that may be presented to stockholders during annual meetings, could discourage takeover bids initiated by hostile tender offer or proxy contests or the removal of the existing board of directors and management.

Indemnification arrangements

     Our bylaws provide that current and former directors and executive officers shall be indemnified against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising out of their status as directors and executive officers, to the fullest extent permitted by Delaware law. In addition, we have agreed to indemnify each director and executive officer to the fullest extent permitted by Delaware law pursuant to an indemnification agreement from and against any and all expenses, losses, claims, damages and liabilities incurred by that director for or as a result of actions taken or not taken while that director was acting in his or her capacity as our director, or agent. In addition, we maintain directors’ and officers’ liability insurance which insures against liabilities that our directors and officers may incur in these capacities.

Delaware anti-takeover statute

     Our certificate of incorporation contains a provision expressly electing not to be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years previously, did own 15% or more of the corporation’s voting stock. Because of this election, Section 203 will not apply to our company.

Registration Rights Agreement with DuPont

     Under a registration rights agreement between DuPont and us, DuPont and its assignees are entitled to various rights with respect to the registration of shares they hold under the Securities Act of 1933. Subject to limitations, including a minimum registration of over 1,000,000 shares, DuPont and its assignees have the right to require us to register the sale of all or part of the shares they hold under the Securities Act of 1933. DuPont and its assignees are entitled to request up to an aggregate of five demand registrations. DuPont and its assignees are also entitled to include the shares of common stock they hold in a registered offering of securities by us for their own account, subject to conditions and restrictions. In addition, the registration rights agreement contains certain indemnification provisions by us for the benefit of DuPont and its assignees as well as any potential underwriter and by DuPont and its assignees for the benefit of us and related persons. DuPont and its assignees may transfer its registration rights under the registration rights agreement without our prior approval. DuPont has waived its right pursuant to this registration rights agreement to include its shares of our common stock in this shelf registration statement.

Description of Rights

     On January 30, 2001, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on March 1, 2001 to the stockholders of record as of the close of business on February 20, 2001. Each purchase right entitles the registered holder to purchase one one-thousandth of a share of series A junior participating preferred stock, par value $.01 per share, at a price of $400.00 per one one-thousandth of a share of preferred stock, subject to adjustment.

     The description and terms of the purchase rights are set forth in a rights agreement dated as of January 30, 2001, as the same may be amended from time to time, between us and EquiServe Trust Company, N.A., as rights agent.

     The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date. The purchase rights are not exercisable until the rights distribution date. Under the rights agreement, a rights distribution date generally occurs upon the earlier of:

•	ten days following a public announcement that a person or group of affiliated or associated persons has become an “acquiring person;” or

•	ten business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated or associated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of our common stock.

     Except in certain situations, a person or group of affiliated or associated persons becomes an “acquiring person” upon acquiring beneficial ownership of 15% or more of the outstanding shares of common stock. DuPont will not be deemed to be an acquiring person unless and until:

•	DuPont, or any DuPont affiliate or associate, acquires, or announces its intention to acquire, more than 33% of the total number of shares of our outstanding common stock (on an as converted basis), assuming full conversion of all securities convertible into our common stock; or

•	there is a change in control of DuPont and DuPont then beneficially owns or tenders for 15% or more of our common stock.

     The rights agreement provides that, until the rights distribution date (or earlier expiration of the purchase rights):

•	the purchase rights will be evidenced, with respect to any of our common stock certificates outstanding as of the record date, by the common stock certificates together with a copy of the summary of rights;

•	the purchase rights will be transferred with and only with our common stock;

•	new common stock certificates issued after the record date upon transfer or new issuances of common stock will contain a notation incorporating the rights agreement by reference; and

•	the surrender for transfer of any certificates for shares of common stock outstanding as of the record date, even without such notation or a copy of the summary of rights, will also constitute the transfer of the rights associated with the shares of common stock represented by such certificate.

     As soon as practicable following the rights distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the rights distribution date and such separate right certificates alone will evidence the rights. The rights are not exercisable until the rights distribution date. The rights will expire on January 30, 2011, unless the expiration date is advanced or extended or unless we earlier redeem or exchange the rights, in each case as described below.

     The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution as follows:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock;

•	upon the grant to holders of the preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price, less than the then-current market price of the preferred stock;

•	upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in preferred stock) or of subscription rights or warrants (other than those referred to above); and

•	in the event any person becomes an acquiring person.

     The number of outstanding rights is subject to adjustment in the event of a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the rights distribution date. Shares of preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of:

•	$1.00 per share; and

•	an amount equal to 1,000 times the dividend declared per share of common stock.

     In the event of liquidation, dissolution or winding up of our company, the holders of the preferred stock will be entitled to a minimum preferential payment of the greater of:

•	$1.00 per share (plus any accrued but unpaid dividends); and

•	an amount equal to 1,000 times the payment made per share of common stock.

     Each share of preferred stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of common stock are converted or exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

     In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right that number of shares of common stock having a market value of two times the exercise price of the right.

     In the event that, after a person or group becomes an acquiring person, our company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a right (other than rights beneficially owned by an acquiring person which will have become void) will thereafter have the right to receive upon the exercise of a right that number of shares of common stock of the person with whom our company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the right.

     At any time after any person or group becomes an acquiring person and prior to the earlier of (1) one of the events described in the previous paragraph or (2) the acquisition by such acquiring person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the rights (other than rights owned by such acquiring person which will have become void), in whole or in part, for shares of common stock or preferred stock (or a series of our company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of common stock, or a fractional share of preferred stock (or other preferred stock) equivalent in value thereto, per right.

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of preferred stock or common stock will be issued (other than fractions of preferred stock which are integral multiples of one one-thousandth of a share of preferred stock, which may, at the election of our company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the preferred stock or the common stock.

     At any time prior to the time an acquiring person becomes such, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right payable, at the option of our company, in cash, shares of common stock or such other form of consideration as our board of directors shall determine. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate. The only right of the holders of rights will be to receive the redemption price.

     For so long as the rights are then redeemable, our company may, except with respect to the redemption price, amend the rights agreement in any manner. After the rights are no longer redeemable, our company may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.

     Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

     The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights, the rights should not interfere with a merger or other business combination approved by our board of directors.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement on May 5, 2003 that was exempt from the registration requirements of the Securities Act. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act or in other transactions exempt from registration under the Securities Act. Selling securityholders, including their transferees, pledges or donees or their successors (other than those who acquire securities pursuant to this prospectus), may from time to time offer and sell the notes and the common stock issuable upon conversion of the notes pursuant to this prospectus.

     The following table sets forth information with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by the holders in those questionnaires. The selling securityholders may offer all, some or none of the notes or common stock issuable upon conversion of the notes. Because the selling securityholders may offer all or some portion of the notes or the underlying common stock, no estimate can be given as to the amount of the notes or the underlying common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Any change in this information will be set forth in prospectus supplements, if required.

	Principal Amount of Notes		Number of Shares of	Percentage of
	Beneficially Owned That May	Percentage of Notes	Common Stock That May	Common Stock
Name of Beneficial Owner	Be Sold	Outstanding	Be Sold(1)	Outstanding (2)

AG Domestic Convertibles, L.P.	$1,400,000	1.12%	54,698	*
AG Offshore Convertibles LTD	2,600,000	2.08%	101,582	*
Allstate Insurance Company	500,000	*	19,535	*
Argent Classic Convertible Arbitrage Fund L.P.	700,000	*	27,349	*
BP Amoco PLC Master Trust	224,000	*	8,751	*
Credit Suisse First Boston LLC	2,450,000	1.96%	95,721	*
DeAm Convertible Arbitrage Fund LTD	1,000,000	*	39,070	*
Gasner Investors Holdings Ltd.	500,000	*	19,535	*
Grace Convertible Arbitrage Fund, Ltd.	3,500,000	2.80%	136,745	*
Hamilton Multi-Strategy Master Fund	3,500,000	2.80%	136,745	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	99,000	*	3,867	*
KBC Financial Products USA Inc.	5,150,000	4.12%	201,211	1.10%
Sphinx Convertible Arb Fund SPC	78,000	*	3,047	*
Viacom Inc. Pension Plan Master Trust	8,000	*	312	*
Wachovia Securities International, LTD	13,000,000	10.40%	507,911	2.73%
Zurich Institutional Benchmarks Master Fund Ltd.	591,000	*	23,090	*
Any other holders of notes or future transferee from any holder(3)(4)

*	Less than 1%.

(1)	Includes common stock issuable upon conversion of the notes. Assumes a conversion rate of 39.0701 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 18,064,123 shares of common stock outstanding as of May 21, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Information concerning other selling securityholders of notes and shares of common stock issuable upon conversion of the notes will be set forth in prospectus supplements from time to time, if required.

(4)	Assumes that any other holders of notes or any future transferee from any holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion rate of 39.0701 shares per $1,000 principal amount of notes.

     The conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion of the notes may increase or decrease. See “Description of the Notes – Conversion of Notes.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, insurance companies, tax-exempt organizations, S Corporations, persons whose functional currency is not the U.S. dollar, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to purchasers who acquire the notes in the initial offering at their original issue price within the meaning of Section 1273 of the Code, and who will hold the notes and common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

     ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK IN THEIR PARTICULAR SITUATIONS.

U.S. Holders

     As used herein, the term “U.S. Holder” means a beneficial holder of a note or common stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code or a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is any holder of a note or common stock other than a U.S. Holder or a foreign or domestic partnership. If a partnership holds notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

Interest

     Interest on the notes will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting.

Conversion of notes into common stock

     A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock. Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of the common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

     The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution of stock.

Sale, exchange or retirement of the notes

     Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder’s adjusted tax basis in the notes. Any such gain or loss recognized on the sale, exchange, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than twelve months at the time of the sale or exchange. Generally, the maximum long term capital gains rate for individuals is 20%. Capital gain that is not long term capital gain is taxed at ordinary income rates. A holder’s initial basis in a note will be the amount paid therefor.

Information reporting and backup withholding

     A U.S. Holder of notes or common stock may be subject to “backup withholding” at a rate currently of 30% (which percent will be periodically reduced to 28% in 2006) with respect to certain “reportable payments,” including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fails to report properly interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or if (iv) the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

     We will report to the U.S. Holders of notes and common stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above). For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest

     Generally, any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Code, (ii) the Non-U.S. Holder is not a bank receiving interest within the meaning of Section 881(c)(3)(A) of the Code, and (iii) the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise.

     The gross amount of payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal withholding tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. income tax rates rather than subject to withholding at the 30% or treaty-reduced gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Dividends

     In general, dividends (including any deemed dividends on the notes as described in “— U.S. Holders — Conversion of notes into common stock,” above) paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash (if any) received in lieu of a fractional share will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes.

Sales or exchange of notes or common stock

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of a note or common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Information reporting and backup withholding

     Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

     Generally, information reporting and backup withholding of United States federal income tax at a current rate of 30% may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a United States person.

     The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will generally not be subject to backup withholding. However, if such broker is (i) a U.S. person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or underlying common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents.

     The notes and the underlying common stock may be sold from time to time to purchasers

•	directly by the selling securityholders and their successors (other than those who acquire securities pursuant to this prospectus), which includes their transferees, pledgees or donees or their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

     The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock (although we do not intend to apply for listing of the notes on any exchange or for quotation through Nasdaq);

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes or the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes or the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by selling securityholders.

     Our common stock trades on the Nasdaq National Market under the symbol “DPMI.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors – There may be no public market for the notes, and an active trading market for the notes may not develop.”

     There can be no assurance that any selling securityholder will sell any or all of the notes or the underlying common stock pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration is available.

     The selling securityholders and any other person participating in the sale of notes or the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides from cross-indemnification of the selling securityholders and us against certain liabilities, including certain liabilities under the Securities Act.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     The validity of the notes and shares of common stock issuable upon conversion of the notes offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Austin, Texas.

EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.